Exhibit 99.1

77 King St. W., Suite 4010 P.O. Box 159 Toronto-Dominion Centre Toronto, ON, M5K 1H1 Canada

GRANITE PRICES OFFERING OF $400 MILLION 3.873% SENIOR DEBENTURES

DUE 2023 AND ISSUES NOTICE OF REDEMPTION OF SENIOR DEBENTURES DUE 2018

December 5, 2016, Toronto, Ontario, Canada — Granite Real Estate Investment Trust (“Granite”) (TSX: GRT.UN; NYSE: GRP.U) announced today that its wholly owned subsidiary Granite REIT Holdings Limited Partnership (“Granite LP”) has priced an offering (the “Offering”) of $400 million aggregate principal amount of 3.873% Series 3 Senior Debentures due 2023 (the “Debentures”). The Debentures will be guaranteed by Granite and Granite REIT Inc. The offering of the Debentures is expected to close on or about December 20, 2016, subject to the satisfaction of certain customary closing conditions.

The Debentures are being offered and sold in each of the Provinces of Canada through certain financial institutions, as agents of the Issuer, on a “private placement” basis without the filing of a prospectus.

Through a cross currency swap, Granite LP intends to exchange the Canadian dollar denominated principal and interest payments for euro denominated payments.

Granite also announced today that Granite LP will redeem in full the $200 million aggregate principal amount outstanding of Granite LP’s 4.613% Series 1 Senior Debentures due 2018 (the “2018 Debentures”). A notice of redemption has been delivered to the registered holder of the 2018 Debentures for a redemption on December 21, 2016 (the “Redemption Date”).

Granite LP intends to use the net proceeds of the Offering to refinance certain outstanding debt, which will include the full redemption of the 2018 Debentures, and for general corporate purposes.

The 2018 Debentures will be redeemed on the Redemption Date for a redemption price that is equal to the higher of (i) the principal amount and (ii) the Canada Yield Price calculated under the trust indenture governing the 2018 Debentures, together in each case with accrued and unpaid interest to the Redemption Date. The Canada Yield Price is a price determined in accordance with the trust indenture based on a specified Government of Canada Yield (an arithmetic average of the yields to maturity quoted by two Canadian investment dealers) plus 67.5 basis points. The following sets out the relevant yields and the redemption price per $1,000 principal amount of the Debentures:

Government of Canada Yield	0.741%
Premium	0.675%
Redemption Yield	1.416%

Canada Yield Price	$1,055.990
Accrued and unpaid interest to December 21, 2016	$10.111
Total Redemption Price	$1,066.101

This press release does not constitute an offer to sell or the solicitation of an offer to buy the Debentures in any jurisdiction. The Debentures have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and accordingly may not be offered or sold in the United States or to or for the account or benefit of U.S. Persons (as such term is defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act.

ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 30 million square feet in over 90 rental income properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries as our largest tenants, together with tenants from other industries.

OTHER INFORMATION

Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov. For further information, please contact Michael Forsayeth, Chief Executive Officer, at 647-925-7600 or Ilias Konstantopoulos, Chief Financial Officer, at 647-925-7540.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute ‘‘forward-looking statements’’ or “forward-looking information” within the meaning of applicable securities legislation, including the U.S. Securities Act, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions (including the intention to redeem the 2018 Debentures), beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information.

Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future events or performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of its perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk that the conditions precedent to the closing of an offering may not be satisfied; economic, market and competitive conditions, including interest rates, pricing of comparable securities and Granite’s credit ratings; other risks that may adversely affect Granite’s ability to complete a debenture offering or redeem the 2018 Debentures in a manner acceptable to Granite; and the risks set forth in the annual information form of Granite REIT and Granite REIT Inc. dated March 2, 2016 (the “Annual Information Form”). The “Risk Factors” section of the Annual Information Form also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.